UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Kezar Life Sciences, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

49372L100

(CUSIP number)

Morningside Venture Investments Limited

C/O THC Management Services S.A.M.

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

Monaco, MC 98000

011-377-97-97-47-37

with a copy to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

(Name, address and telephone number of person authorized to receive notices and communications)

August 15, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49372L100

(1)	Names of reporting persons Morningside Venture Investments Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,947,993
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,947,993

(11)	Aggregate amount beneficially owned by each reporting person 1,947,993
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.68% (1)
(14)	Type of reporting person (see instructions) CO

(1)

Based on 72,692,963 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2023.

CUSIP No. 49372L100

(1)	Names of reporting persons Frances Anne Elizabeth Richard
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United Kingdom

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,947,993
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,947,993

(11)	Aggregate amount beneficially owned by each reporting person 1,947,993
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.68% (1)
(14)	Type of reporting person (see instructions) IN

(1)	Based on 72,692,963 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2023.

CUSIP No. 49372L100

(1)	Names of reporting persons Jill Marie Franklin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United Kingdom

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,947,993
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,947,993

(11)	Aggregate amount beneficially owned by each reporting person 1,947,993
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.68% (1)
(14)	Type of reporting person (see instructions) IN

(1)	Based on 72,692,963 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2023.

CUSIP No. 49372L100

(1)	Names of reporting persons Peter Stuart Allenby Edwards
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United Kingdom

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,947,993
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,947,993

(11)	Aggregate amount beneficially owned by each reporting person 1,947,993
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.68% (1)
(14)	Type of reporting person (see instructions) IN

(1)	Based on 72,692,963 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2023.

CUSIP No. 49372L100

(1)	Names of reporting persons Cheung Ka Ho
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,947,993
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,947,993

(11)	Aggregate amount beneficially owned by each reporting person 1,947,993
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.68% (1)
(14)	Type of reporting person (see instructions) IN

(1)	Based on 72,692,963 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2023.

CUSIP No. 49372L100

(1)	Names of reporting persons Equal Talent Investments Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,254,545
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,254,545
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 6,254,545
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.60% (1)
(14)	Type of reporting person (see instructions) CO

(1)	Based on 72,692,963 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2023.

CUSIP No. 49372L100

(1)	Names of reporting persons Suk Ying Pauli Ng
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,254,545
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,254,545
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 6,254,545
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.60% (1)
(14)	Type of reporting person (see instructions) IN

(1)	Based on 72,692,963 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2023.

CUSIP No. 49372L100

Item 1.	Security and Issuer.

This Amendment No. 3 amends and supplements the Schedule 13D/A filed by the Reporting Persons (as defined in Item 2 below) on February 16, 2021 (the “Schedule 13D/A”) and relates to their beneficial ownership interest in the common stock, par value $0.001 per share (the “Common Stock”), of Kezar Life Sciences, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4000 Shoreline Court, Suite 300, South San Francisco, California 94080. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Except as otherwise provided herein, each Item of the Schedule 13D/A remains unchanged.

Item 2.	Identity and Background.

Item 2(b) is hereby amended in part as follows:

(b)	The business address of each of the Reporting Persons is:

(i)	With respect to Morningside Venture Investments Limited (“MVIL”), Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Cheung:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: : Investment Administration Department

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(ii)	With respect to Equal Talent Investments Limited (“ETIL”) and Ms. Ng:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: : Investment Administration Department

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

CUSIP No. 49372L100

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On August 15, 2023, MVIL donated an aggregate of 3,500,000 shares of Common Stock to a 501(c)(3) organization.

On October 18, 2022, MVIL donated an aggregate of 120,000 shares of Common Stock to certain 501(c)(3) organizations.

Between October 3, 2022 and February 6, 2023, MVIL sold an aggregate of 541,059 shares of Common Stock (See item 5(c) below).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby supplemented in its entirety as follows:

The aggregate percentage of Common Stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 72,692,963 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2023. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A.	Morningside Venture Investments Limited

(a)

As of the date hereof, MVIL beneficially owned 1,947,993 shares of Common Stock, representing a beneficial ownership of approximately 2.68% of the Common Stock. All such shares are directly held by MVIL.

(b) 1. Sole power to vote or direct vote:	-0-
2. Shared power to vote or direct vote:	1,947,993
3. Sole power to dispose or direct the disposition:	-0-
4. Shared power to dispose or direct the disposition:	1,947,993

B.	Frances Anne Elizabeth Richard

(a)

As of the date hereof, Ms. Richard beneficially owned 1,947,993 shares of Common Stock, representing a beneficial ownership of approximately 2.68% of the Common Stock. All such shares are directly held by MVIL. Ms. Richard disclaims any personal beneficial ownership of such Common Stock.

(b) 1. Sole power to vote or direct vote:	-0-
2. Shared power to vote or direct vote:	1,947,993
3. Sole power to dispose or direct the disposition:	-0-
4. Shared power to dispose or direct the disposition:	1,947,993

C.	Jill Marie Franklin

(a)

As of the date hereof, Ms. Franklin beneficially owned 1,947,993 shares of Common Stock, representing a beneficial ownership of approximately 2.68% of the Common Stock. All such shares are directly held by MVIL. Ms. Franklin disclaims any personal beneficial ownership of such Common Stock.

(b) 1. Sole power to vote or direct vote:	-0-
2. Shared power to vote or direct vote:	1,947,993
3. Sole power to dispose or direct the disposition:	-0-
4. Shared power to dispose or direct the disposition:	1,947,993

CUSIP No. 49372L100

D.	Peter Stuart Allenby Edwards

(a)

As of the date hereof, Mr. Edwards beneficially owned 1,947,993 shares of Common Stock, representing a beneficial ownership of approximately 2.68% of the Common Stock. All such shares are directly held by MVIL. Mr. Edwards disclaims any personal beneficial ownership of such Common Stock.

(b) 1. Sole power to vote or direct vote:	-0-
2. Shared power to vote or direct vote:	1,947,993
3. Sole power to dispose or direct the disposition:	-0-
4. Shared power to dispose or direct the disposition:	1,947,993

E.	Cheung Ka Ho

(a)

As of the date hereof, Mr. Cheung beneficially owned 1,947,993 shares of Common Stock, representing a beneficial ownership of approximately 2.68% of the Common Stock. All such shares are directly held by MVIL. Mr. Cheung disclaims any personal beneficial ownership of such Common Stock.

(b) 1. Sole power to vote or direct vote:	-0-
2. Shared power to vote or direct vote:	1,947,993
3. Sole power to dispose or direct the disposition:	-0-
4. Shared power to dispose or direct the disposition:	1,947,993

F.	Equal Talent Investments Limited

(a)

As of the date hereof, ETIL beneficially owned 6,254,545 shares of Common Stock, representing a beneficial ownership of approximately 8.60% of the Common Stock. All such shares are directly held by ETIL.

(b) 1. Sole power to vote or direct vote:	6,254,545
2. Shared power to vote or direct vote:	-0-
3. Sole power to dispose or direct the disposition:	6,254,545
4. Shared power to dispose or direct the disposition:	-0-

G.	Suk Ying Pauli Ng

(a)

As of the date hereof, Ms. Ng beneficially owned 6,254,545 shares of Common Stock, representing a beneficial ownership of approximately 8.60% of the Common Stock. All such shares are beneficially owned by ETIL. Ms. Suk disclaims any personal beneficial ownership of such Common Stock.

(b) 1. Sole power to vote or direct vote:	6,254,545
2. Shared power to vote or direct vote:	-0-
3. Sole power to dispose or direct the disposition:	6,254,545
4. Shared power to dispose or direct the disposition:	-0-

CUSIP No. 49372L100

Item 5(c)	Set out below are details of the sales of Common Stock shares carried out by MVIL between October 3, 2022 and February 6, 2023:

Date of transaction	Entity making sale	Price	Number of shares sold	Nature of the transaction
10/3/2022	MVIL	$8.78	28,700	Open Market Sale
10/4/2022	MVIL	$8.82	3,612	Open Market Sale
12/29/2022	MVIL	$7.1	25,000	Open Market Sale
1/3/2023	MVIL	$7.1	500	Open Market Sale
1/4/2023	MVIL	$7.17	30,000	Open Market Sale
1/5/2023	MVIL	$6.97	12,162	Open Market Sale
1/6/2023	MVIL	$6.89	3000	Open Market Sale
1/12/2023	MVIL	$6.77	5,000	Open Market Sale
1/13/2023	MVIL	$7.15	1,971	Open Market Sale
1/17/2023	MVIL	$6.79	6,114	Open Market Sale
1/23/2023	MVIL	$6.81	80,000	Open Market Sale
1/24/2023	MVIL	$6.98	80,000	Open Market Sale
1/25/2023	MVIL	$6.85	50,000	Open Market Sale
1/30/2023	MVIL	$6.91	30,000	Open Market Sale
1/31/2023	MVIL	$7.08	30,000	Open Market Sale
2/1/2023	MVIL	$6.95	40,000	Open Market Sale
2/2/2023	MVIL	$7.19	50,000	Open Market Sale
2/3/2023	MVIL	$7.15	25,000	Open Market Sale
2/6/2023	MVIL	$6.88	40,000	Open Market Sale
Total:	—	—	541,059	—

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: August 17, 2023

MORNINGSIDE VENTURE INVESTMENTS LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

/s/ Cheung Ka Ho
Cheung Ka Ho

EQUAL TALENT INVESTMENTS LIMITED

By:	/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng, Director

/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng